PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

June 12, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowan

Re:	Dreyfus Government Cash Management Funds (Registration Nos: 002-89359; 811-03964)

Ladies and Gentlemen:

On behalf of Dreyfus Government Cash Management (the "Fund"), a series of Dreyfus Government Cash Management Funds (the "Registrant"), on or about June 12, 2023, the Fund plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 77, (the "Amendment"), to its Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 75 to the Registrant's Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on April 19, 2023 (the "485(a) Amendment") for the purpose offering a new class of shares to be designated as SPARKSM shares.

This letter is being filed to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff on May 22, 2023 and June 7, 2023. The Amendment is being filed in order to respond to these comments and to complete previously incomplete portions of the filing, to make certain other non-material revisions and to file exhibits. The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of the 485(a) Amendment.

As discussed with the Staff, the Fund will request that the effectiveness of the Amendment be accelerated to June 20, 2023.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. The Fund's response follows each comment. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Amendment. In addition to revisions made in response to Staff comments, certain other changes have been made in the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

General

1.	Staff Comment: Please provide the name of the class of Fund shares to be registered and update the EDGAR class code.

Response: The class of Fund shares to be registered have been designated SPARKSM shares and the EDGAR class code will be updated when the Amendment is filed.

2.	Staff Comment: Please update the class ticker when available.

Response: The SPARKSM shares class ticker will be updated when the Amendment is filed.

Prospectus

Fund Summary — Fees and Expenses

3.	Staff Comment: Please confirm that the contractual fee waiver and expenses limitation agreements will remain in place for at least one year after the date of the Prospectus.

Response: Management of BNYM Investment Adviser confirms that the contractual fee waiver and expenses limitation agreements will remain in place for at least one year after the date of the Prospectus, and the date on or after which BNYM Investment Adviser may terminate the fee waiver agreement and/or expense limitation agreement will be disclosed in the Prospectus.

4.	Staff Comment: Please confirm whether the .03 management fee waiver will be applied for each share class of the Fund.

Response: Management of BNYM Investment Adviser has confirmed that the fee waiver will be applied to each share class of the Fund. Accordingly, the following sentence has been included in the footnote: "To the extent that it is necessary for BNY Mellon Investment Adviser, Inc. to waive receipt of its management fee or reimburse the fund's common expenses, the amount of the waiver or reimbursement will be applied equally to each share class of the fund."

Fund Summary — Principal Investment Strategy

5.	Staff Comment: Please state the Fund's 80% policy.

Response: The following disclosure will be added to the Amendment:

"Under normal conditions, the fund will invest its assets so that at least 80% of its net assets (plus any borrowing for investment purposes) are invested in government securities and/or repurchase agreements that are collateralized fully by government securities."

Fund Summary — Performance

6.	Staff Comment: Please consider deleting the last sentence in the second paragraph as the [SPARK] shares are estimated to have the same total annual expense ratio to that of Institutional shares.

Response: The referenced sentence will be deleted in the Amendment.

7.	Staff Comment: Please update the quarter end for year-to-date performance if the Prospectus is dated after June 30th.

Response: The Fund will request that the effectiveness of the Amendment be accelerated to June 20, 2023, and, if granted, will retain March 31st as the quarter end for year-to-date performance.

Fund Details — Goal and Approach

8.     Staff Comment: If applicable, please include disclosure required by Item 9(a) to Form N-1A as to whether the Fund's investment objective can be changed without shareholder approval.

Response: The Fund's investment objective is a fundamental policy which may not be changed without shareholder approval; accordingly, no additional disclosure will be added.

9.	Staff Comment: The Staff has determined that "cash" may not be used to satisfy the 80% investment requirement under Rule 35d-1 under the 1940 Act; accordingly, please state the Fund's 80% policy and disclose that shareholders will be given 60 days' notice prior to any change in the Fund's 80% policy.

Response: The following disclosure will be added to the Amendment:

"Under normal conditions, the fund will invest its assets so that at least 80% of its net assets (plus any borrowing for investment purposes) are invested in government securities and/or repurchase agreements that are collateralized fully by government securities. The fund will notify shareholders at least 60 days in advance of any change in this investment policy."

Fund Details — Management

10.	Staff Comment: Please update the date of the semi-annual report that will include the disclosure regarding the basis for the board's approval of the management agreement.

Response: The date has been updated to the July 31, 2023 report.

11.	Staff Comment: In the paragraph describing the Donation, please provide a description of BNY Mellon's criteria for determining an "Eligible Organization".

Response: The following disclosure will be added to the Amendment:

"All organizations are vetted in accordance with the U.S. Patriot Act and applicable OFAC sanctions. BNY Mellon also conducts in-house watchlist scanning in adherence with its Global Anti-Money Laundering (AML)/Know Your Customer (KYC) Policy. Organizations that are not aligned with BNY Mellon's corporate values or which may subject BNY Mellon to negative reputational impact are ineligible."

12.	Staff Comment: In the paragraph describing the Donation, please provide a description of BNY Mellon's Philanthropic Strategy and state that Eligible Organizations will be consistent with the Philanthropic Strategy.

Response: BNY Mellon's Philanthropic Strategy focuses on workforce development and education for diverse communities and such disclosure will be added to the Prospectus. Eligible Organizations selected by shareholders for the Donation need not be consistent with the Philanthropic Strategy; accordingly, the requested statement will not be added.

13.	Staff Comment: In the paragraph describing the Donation, please provide an example of an Eligible Organization not processing a Donation.

Response: An example will be added to the Amendment as follows: "(e.g., fails to cash the check)".

14.	Staff Comment: In the paragraph describing the Donation, please consider whether the sentences that contain the phrase "based on such holder's average daily account balance for the relevant period" are redundant and, if so, please revise the disclosure.

Response: It has been determined that the two sentences containing the phrase "based on such holder's average daily account balance for the relevant period" are not redundant and refer to different actions. Accordingly, no change will be made.

Statement of Additional Information

Investment Restrictions — Fundamental Policies

15.	Staff Comment: The Staff notes that certain fundamental policies (specifically, borrowing, issuer diversification, senior securities and commodities) are not listed for the Fund under the disclosure for the specific policy. Please consider revising the disclosure in the Amendment accordingly.

Response: With respect to borrowing and senior securities, the following, which currently is disclosed at the end of the list of fundamental policies, will be added to after Fundamental Policy No. 2 -- Borrowing in the Amendment: "As fundamental policies, Dreyfus Government Cash Management may not (i) borrow money, except to the extent permitted under the 1940 Act (which currently limits borrowing to no more than 33-1/3% of the value of the fund's total assets), or (ii) issue any senior security (as such term is defined in Section 18(f) of the 1940 Act), except insofar as the fund may be deemed to have issued a senior security by reason of borrowing money in accordance with the fund's borrowing policies."

With respect to issuer diversification, the following will be added to after Fundamental Policy No. 4 -- Issuer Diversification in the Amendment: "As fundamental policies, Dreyfus Government Cash Management may not invest more than 5% of its assets in the obligations of any single issuer, except that up to 25% of the value of the fund's total assets may be invested, and securities issued or guaranteed by the U.S. Government, or its agencies or instrumentalities and securities of other investment companies may be purchased, without regard to any such limitation."

With respect to certain other fundamental policies, such as investment in commodities, the restriction is described under a different heading and a cross reference will be added in the Amendment noting where the particular restriction is disclosed.

Investment Restrictions — Names

16.	Staff Comment: The disclosure regarding the 99.5% Policy appears out of place in this section which describes compliance with the 80% investment requirement under Rule 35d-1. Please consider removing it from this section of the SAI.

Response: The referenced disclosure will be removed from the section in the SAI filed with the Amendment.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3357 or email the undersigned at dstephens@proskauer.com.

Very truly yours,

/s/ David Stephens

     David Stephens

cc: James Bitetto

      Jeff S. Prusnofsky